SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Q1 ’11 Earnings Results

I. Performance in Q1 2011 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 11	Q4 10	Q1 10	QoQ	YoY
Quarterly Results
Revenues	5,366	6,483	5,876	-17.2%	-8.7%
Operating Income	-239	-387	789	—	—
Income before Tax	-202	-424	842	—	—
Net Income	-115	-268	649	—	—

II. IR Event of Q1 2011 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, Securities analysts, etc.

3. Purpose:	To present Q1 11 Earnings Results of LG Display

4. Date & Time:	4:00 p.m. (Korea Time) on April 18, 2011 in Korean

9:00 p.m. (Korea Time) on April 18, 2011 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of Disclosure:

Heeyeon Kim, Senior Manager, IR Department (82-2-3777-1620)

2)	Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

3)	Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q1 11 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 11 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS FIRST QUARTER 2011 RESULTS

SEOUL, Korea – April 18, 2011 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2011.

•

Sales in the first quarter of 2011 decreased by 17% to KRW 5,366 billion from KRW 6,483 billion in the fourth quarter of 2010, and decreased by 9% compared to KRW 5,876 billion in the first quarter of 2010.

•

Operating loss in the first quarter of 2011 was KRW 239 billion compared to a loss of KRW 387 billion in the fourth quarter of 2010 and operating profits of KRW 789 billion in the first quarter of 2010.

•

EBITDA in the first quarter of 2011 was KRW 577 billion, an increase of 46% from KRW 396 billion in the fourth quarter of 2010 and a year-on-year decrease of 59% from KRW 1,421 billion in the first quarter of 2010.

•	Net loss was 115 billion in the first quarter of 2011 compared to net loss of KRW 268 billion in the fourth quarter of 2010 and net income of KRW 649 billion in the first quarter of 2010.

Mr. Young Soo Kwon, CEO of LG Display, noted “While the global LCD industry is facing a downturn, LG Display has been conducting aggressive business activities with differentiated products such as FPR 3D and IPS panels for smartphones and tablet PCs which have been recognized by customers and the market. Going forward, we will focus on securing a competitive edge in market share, costs and product supply capability, which will help us return to profit in the second quarter.”

The company shipped a total of 6.73 million square meters of net display area in the first quarter of 2011, a decrease of 15% quarter-on-quarter. Despite the seasonally low demand, LG Display maintained a relatively high utilization rate in the mid to high eighties percentage range owing to its differentiated products and solid customer base.

TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 48%, 24%, 18% and 10%, respectively, on a revenue basis in the first quarter.

With KRW 3,012 billion of cash and cash equivalents and a liability to equity ratio of 126% as of March 31, 2011, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of March 31, 2011. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total display area shipments in the second quarter to increase by a high-teen percentage compare to the first quarter. The company also expects TV panel prices to remain stable but rebound around mid-quarter, and IT panel prices to maintain an upward trend.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 18, 2011, at 4:30 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) at 20 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109401#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 50,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Tel: +822-3777-1620
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 18, 2011	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Senior Manager / IR Department